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                                                                  EXHIBIT 12.02

                           KENTUCKY UTILITIES COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (Thousands of $)

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

                                                             1999          1998          1997          1996          1995
                                                             ----          ----          ----          ----          ----
Earnings:
   Net Income.........................................   $  106,558     $  72,764     $  85,713     $  86,163     $  76,842

Add:
   Federal income taxes - current.....................       51,754        45,704        38,500        39,221        24,451
   State income taxes - current.......................       13,450        10,008         8,718         8,248         5,324
   Deferred Federal income taxes - net................       (4,650)       (2,492)        2,971         1,845        11,759
   Deferred State income taxes - net..................          887            54         1,635         1,905         3,743
   Deferred investment tax credit-net.................            -             -             -             -           (71)
   Investment tax credit - net........................       (3,727)       (3,829)       (4,036)       (4,013)       (4,024)
   Undistributed income of
      Electric Energy, Inc............................           33             1           (37)           24            99
   Fixed charges......................................       39,486        39,318        40,324        40,266        40,694
                                                            -------       -------       -------       -------       -------
     Earnings.........................................      203,791       161,528       173,788       173,659       158,817
                                                            -------       -------       -------       -------       -------


Fixed Charges:
   Interest Charges per statements of income..........       38,904        38,660        39,729        39,688        40,116
   Add:
     One-third of rentals charged to
       operating expense (1)..........................          582           658           595           578           578
                                                          ---------     ---------     ---------     ---------     ---------
         Fixed charges................................   $   39,486     $  39,318     $  40,324     $  40,266    $   40,694
                                                            -------       -------       -------       -------     ---------


Ratio of Earnings to Fixed Charges....................         5.16          4.11          4.31          4.31          3.90
                                                           ========      ========      ========       =======       =======
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NOTE:

     (1) In the Company's opinion, one-third of rentals represents a reasonable approximation of the interest factor.